[The following is a convenience translation from Hebrew to English]

[Logo]

Israel Securities Authority

Corporate Division
22 Kanfei Nesharim Street, Jerusalem 95464
Tel: 02-6556444 Fax: 02-6513160
www.isa.gov.il

                                                                         September 11, 2012
To:

Izhak Tamir, President
Eric Paneth, CEO
Orckit Communications Ltd. (the "Company")
126 Yigal Alon Street
Tel Aviv 67443                                                                                                                                                                                Via Fax: 03-6965678

Dear Sirs,

Re: Orckit Communications Ltd. – Reporting in accordance with the provisions of Chapter F' of the Securities Law, 5728-1968.

Reference: your letter from June 24, 2012; our letter from July 4, 2012; your letter from July 10, 2012; a meeting with the Company on July 12, 2012; Telephone call with Company's counsel on September 3, 2012; your letter from September 4, 2012.

Following our correspondence, the meeting and the phone call referenced above, and in light of the provisions of the Securities Law, 5728 - 1968 (the "Law"), we hereby notify you as follows:

1.
On June 24, 2012, the Company approached the Israel Security Authority ("ISA") and requested its approval to continue reporting in Israel in accordance with Chapter E'3 of the Law until September 30, 2012, in light of the delisting of the Company from the National Association of Securities Automated Quotations (the "NASDAQ") on June 22, 2012.

2.
On July 4, 2012, our position was delivered to you, whereby the Company should report in accordance with Chapter F' of the Law, as of the delisting date of the Company's securities from the NASDAQ, which took place on June 22, 2012. However, your were notified that the staff of the ISA ("ISA Staff") shall not intervene and will not take any action, to the extent that the Company shall file its report in accordance with Chapter F' of the Law, in English, using the relevant forms of the MAGNA system for dual listed companies, and this, until September 30, 2012 or until the date of rejection of the Company's appeal of the de-listing of the Company's securities from the NASDAQ, whichever is earlier.

3.
On July 10, the Company applied and claimed, that in accordance with an opinion attached to such application, the Company is not required to report in accordance with Chapter F' of the Law and may continue to report in accordance with Chapter E'3 of the Law, or alternatively is required to commence reporting in accordance with Chapter F' of the Law only after the appeal procedures of the Company regarding the de-listing has been fully exhausted.

4.
On July 12, 2012, a meeting between you and the ISA Staff took place. During the course of the meeting, and in a phone call following the said meeting, you were informed of the ISA's position, according to which the Company should report in accordance with all of the provisions of Chapter F' of the Law, provided that the ISA shall not intervene if such reports shall be made as set forth in Section 2 above, from the date the Company was delisted from the NASDAQ. In addition, the Company was asked to provide a written request with regards to additional reliefs from the provisions of Chapter F of the Law, which shall apply until the date on which a response on the appeal is issued.

5.
On August 19, 2012, the Company published an immediate report regarding the rejection of the appeal concerning the decision to delist the Company from the NASDAQ (reference number: 2012-02-213471). On the same day, the ISA Staff informed the Company that in accordance with the Law and as explained to the Company before, the Company had to convert, in full, to a reporting regime in accordance with Chapter F' of the Law, i.e., in Hebrew and while using the relevant forms for companies reporting in Israel, commencing on the date the appeal was rejected.

6.
On September 4, 2012, the Company informed the ISA Staff that it does not accept its position, regarding the duty to convert to reporting in accordance with Chapter F' of the Law, because, according to its approach, the Law permits the Company to continue reporting in accordance with Chapter E'3 of the Law. Furthermore, the Company requested to submit its financial statements, prepared according to international [financial reporting] standards, on a later date.

7.	We hereby give you notice that you are in violation of the Law, and on the basis of such violation, the ISA might undertake various enforcement actions in accordance with its authority under law.

8.	The Company's request to postpone the due dates of its financial statements to a later date shall be examined separately and a response thereto shall be given in due course.

9.
In accordance with our authority under Article 36(e) of the Securities Law, we hereby instruct you to publish this letter in an immediate report as soon as possible and not later than 13:00 on September 12, 2012.

   Sincerely,

Nir Schwarzberg, Adv.

  Corporate Division

Israel Securities Authority

cc:  Ido Gonen, Adv., Goldfarb Seligman & Co. (via fax: 03-6089909)